Mail Stop 4561

August 9, 2007

Paul M. Limbert
President and Chief Executive Officer
WesBanco, Inc.
One Bank Plaza
Wheeling, WV 26003

> **Re: WesBanco, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **File No. 333-107763**

Dear Mr. Limbert:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 10-K for the Fiscal Year Ended December 31, 2006

Item 6 – Selected Financial Data, page 19

Non-GAAP Measures, page 20

1.   Please address the following to explain to us how you determined that your non-GAAP measures presented on various pages of your filing are not prohibited by Item 10(e)(1)(ii)(B) of Regulation S-K and the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures as set forth on our website:

-   Your presentation of "Core Operating Earnings" eliminates Merger-related and restructuring expenses, net of tax. We note that you incurred Merger-related and restructuring expenses during each of the periods presented. Refer to the guidance of Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Your disclosures have not provided adequate support for why the elimination of such expenses is useful in a non-GAAP earnings measure. Therefore, please revise your presentation accordingly.

-   Similarly, tell us how you determined it was appropriate to exclude the gains on the sale of certain branches in 2006. Specifically address the usefulness of the adjustment to exclude these gains in the context of your earlier disclosures that "The sale… is part of WesBanco's continuing branch optimization program of analyzing smaller, slower growth branch locations for sale, renovation, merger with a nearby office or closure. The disclosures in your 2005 10-K continue on to state "The branch sales were considered to be part of continuing operations, as management considered factors such as the branches being operated as part of a larger regional market encompassing the Parkersburg/Marietta metropolitan service area, the locations were relatively isolated from the main portion of the market and in very small rural communities, and WesBanco has the ability to continue marketing to those customers through mass media, internet and ATMs, if the company so chooses." We note that similar gains were recorded in the first quarter of 2007. Please revise similar presentations in future filings to eliminate this adjustment or to support its usefulness.

-   Tell us how you determined that it was appropriate to adjust your earnings measure for certain securities losses in 2006 considering the recurring nature of securities gains and losses as reported in each of the periods presented. Please revise similar presentations in future filings to eliminate this adjustment or revise to support its usefulness.

Paul M. Limbert
WesBanco, Inc.
August 9, 2007
Page 3 of 5

- Tell us how you considered the guidance of Question 11 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures related to your presentations of Core Operating Earnings Per Common Share – Basic and Diluted. Please revise similar presentations in future filings to eliminate this adjustment or revise to support its usefulness. If you are able to support that these measures are not prohibited, revise to clearly address how you overcome the fact that the per share measure you present does not depict the amount that accrues directly to shareholders' benefit.

- Please revise your other non-GAAP measures, including Core return on average assets, Core return on average equity, and Core efficiency ratio, accordingly.

2.   If you are able to support that your non-GAAP measures are not prohibited, please revise to address the following:

- Please clearly disclose how the non-GAAP "core operating earnings" measure as well as related non-GAAP measures are helpful to investors' understanding of the your results of operations. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

- Please clearly disclose how you use the non-GAAP financial measures. Please provide specific examples. Refer to Item 10(e)(1)(i)(D) of Regulation S-K. If you do not use certain measures, disclose that fact and identify which measures are not used.

Audited Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 64

Loans and Loans Held for Sale, page 66

3.   You state here that you "generally recognize(s) interest income on non-accrual loans on the cash basis if recovery of principal is reasonably assured." This disclosure seems to contradict the statement on pg. 46, which states that "…when a loan is placed on non-accrual status, interest income may not be recognized as cash payments are received." Please tell us your accounting policy for interest income revenue recognition on impaired loans and revise your future filings to correct this apparent contradiction.

Derivatives, page 68

4.   Please address the following regarding your accounting policy for derivative
        financial instruments on page 68. Refer to Rule 4-08(n) of Regulation S-X.

        •   Please tell us in detail for each of your hedges and revise your future filings to
            more clearly disclose the method(s) you use to prospectively and
            retrospectively assess effectiveness for both fair value and cash flow hedges.
            Please provide us with your proposed disclosures.

        •   To the extent you are relying on paragraph 65 or paragraph 68 of SFAS 133,
            tell us specifically how you determined that the hedges meet each of the
            criteria in that guidance.

Form 10-Q for the Period Ended June 30, 2007

Interim Financial Statements

Note 8. Income Taxes, page 11

5.   You disclose here that you included the $1.6 million credit to the Provision for
        income taxes to correct prior period amounts that were improperly recorded. You
        state that you recorded the current period adjustment to correct the deferred tax
        liability in accordance with SEC Staff Accounting Bulletin No. 108. However,
        the guidance of Staff Accounting Bulletin No. 108 indicates the circumstances in
        which the current period correction of prior period should be recorded as an
        adjustment to beginning retained earnings rather than into current period net
        income. Tell us how you determined it was appropriate to record the current
        period adjustment into earnings rather than retained earnings.

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        Please send us your response to these comments within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter keying your
responses to our comments and provide any requested supplemental information. Please
file your response letter on EDGAR. Please understand that we may have additional
comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572, or me at (202) 551-3494 if you have any questions.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief